SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 2000, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA





                              THE PROCTER & GAMBLE
                              PROFIT SHARING TRUST
                               AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                Financial Statements for the Years Ended June 30,
                2000 and 1999 and Supplemental Schedules for the
                    Year Ended June 30, 2000 and Independent
                                Auditors' Report





THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------
                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits, June 30, 2000 and
  1999                                                                    2

 Statements of Changes in Net Assets Available for Benefits for the
  Years Ended June 30, 2000 and 1999                                      3

 Notes to Financial Statements for the Years Ended June 30, 2000 and
  1999                                                                    4


SUPPLEMENTAL SCHEDULES:

 Schedule of Assets Held for Investment, Schedule H, Part IV, Line 4i
  of Form 5500, June 30, 2000                                             15

 Schedule of Reportable Transactions, Schedule H, Part IV, Line 4J
  of Form 5500 for the Year Ended June 30, 2000                           16


SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

 Assets Acquired and Disposed Within the Plan Year

 Party-In-Interest Transactions

 Obligations In Default

 Leases In Default





INDEPENDENT AUDITORS' REPORT

The Policy Committee of The Procter & Gamble
 Profit Sharing Trust and Employee Stock Ownership Plan and
 The Trustees of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
------------------------
September 1, 2000



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999
---------------------------------------------------------------------------------------------------------------------------

                                                                                      2000                     1999
INVESTMENTS, AT FAIR VALUE:
 Short-term investments, plus accrued interest                                  $    41,219,992          $    63,266,263
 Money market funds                                                                 212,425,641              289,942,332
 The Procter & Gamble Company common stock -
  88,210,651 shares (cost $2,023,520,638) at June 30, 2000;
  97,955,320 shares (cost $1,985,282,415) at June 30, 1999                        5,050,059,770            8,742,512,310
 The Procter & Gamble Company ESOP Convertible
  Class A Preferred Stock:
   Series A - 55,925,072 shares (cost $768,972,865) at June 30, 2000;
    58,342,179 shares (cost $802,207,857) at June 30, 1999                        3,201,710,372            5,207,039,475
   Series B - 37,084,836 shares (cost $968,656,445) at June 30, 2000;
    37,484,836 shares (cost $979,104,439) at June 30, 1999                        2,123,106,861            3,345,521,613
 Mutual funds                                                                       219,097,659              260,580,029
 Deferred annuities                                                                     143,058                2,885,903
 Loans to participants                                                               55,687,129               63,259,576
                                                                                ---------------          ---------------
       Total investments                                                         10,903,450,482           17,975,007,501
                                                                                ---------------          ---------------

ACCOUNTS RECEIVABLE:
 Contribution from The Procter & Gamble Company                                         998,359               17,722,485
 Dividends receivable (Preferred Stock)                                              16,841,000               15,393,000
                                                                                ---------------          ---------------
       Total accounts receivable                                                     17,839,359               33,115,485
                                                                                ---------------          ---------------

       Total assets                                                              10,921,289,841           18,008,122,986
                                                                                ---------------          ---------------

LIABILITIES:
 Interest payable on notes and debentures                                            57,826,064               59,514,850
 Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                                                         23,600,000               78,500,000
 Notes payable (Series A Preferred Stock)                                           392,333,833              471,982,865
 Debentures (Series B Preferred Stock)                                            1,000,000,000            1,000,000,000
                                                                                ---------------          ---------------
       Total liabilities                                                          1,473,759,897            1,609,997,715
                                                                                ---------------          ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $ 9,447,529,944          $16,398,125,271
                                                                                ===============          ===============

The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------------------------------------------------

                                                                                      2000                   1999
ADDITIONS:
 Investment income (losses):
  Net depreciation in fair value of investments                                 $(5,731,954,162)         $  (367,182,578)
  Dividends                                                                         269,187,152              266,721,486
  Interest on investments                                                            18,948,623               16,073,688
  Interest on loans to participants                                                   5,276,323                5,543,755
                                                                                ---------------          ---------------
     Total investment losses                                                     (5,438,542,064)             (78,843,649)
                                                                                ---------------          ---------------

 Contributions by The Procter & Gamble Company
  (Net of forfeitures of $267,893 in 2000 and
   $197,303 in 1999)                                                                110,683,533               85,844,550
 Employee automatic salary contributions                                             58,983,698               65,058,873
 Employee contributions                                                              29,871,970               29,787,865
                                                                                ---------------          ---------------
     Total contributions                                                            199,539,201              180,691,288
                                                                                ---------------          ---------------
     Total changes                                                               (5,239,002,863)             101,847,639
                                                                                ---------------          ---------------

DEDUCTIONS:
 Distributions to participants:
  The Procter & Gamble Company common stock -
   10,374,956 shares (cost $185,717,518) in 2000;
   11,898,467 shares (cost, $202,617,121) in 1999;                                 (923,902,997)          (1,046,086,176)
  Cash                                                                             (557,549,167)            (536,311,335)
  Mutual funds                                                                             -                    (191,360)
  Deferred annuities                                                                    (25,000)                 (86,964)
 Automatic dividends paid to participants                                           (58,983,698)             (65,058,873)
 Interest expense                                                                  (134,816,533)            (140,670,115)
                                                                                ---------------          ---------------
     Total deductions                                                            (1,675,277,395)          (1,788,404,823)
                                                                                ---------------          ---------------

TRANSFERS (TO) FROM OTHER TRUSTS AND PLANS:
 Transfer to The Procter & Gamble Retiree Benefit Trust                             (36,315,069)             (28,499,410)
 Transfers from affiliated plans                                                           -                 231,296,586
                                                                                ---------------          ---------------
     Total net transfers                                                            (36,315,069)             202,797,176
                                                                                ---------------          ---------------

NET DECREASE IN NET ASSETS                                                       (6,950,595,327)          (1,483,760,008)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                               16,398,125,271           17,881,885,279
                                                                                ---------------          ---------------

 End of year                                                                    $ 9,447,529,944          $16,398,125,271
                                                                                ===============          ===============

The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
---------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). Effective July 1, 2000 and January 1, 2001, employees of Recovery Engineering, Inc. and IAMS, respectively, are eligible to participate in the Plan. The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. Effective July 1, 1998 and November 1, 1998, the Board of Directors of the Company approved the mergers of The P&G/Noxell Transitional Profit Sharing Trust (Noxell) and the Sundor Brands Profit Sharing Plan, respectively, into the Plan. The total net assets transferred to the Plan from these plans were $231,296,586 in 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

     The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 7) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note
     5). The number of shares initially issued increased to 72,727,272 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, and August 22, 1997. As a means of extending the benefits of the ESOP to participants over a longer period, the ESOT entered into a term loan agreement with the Company under which outstanding borrowings were $23,600,000 and $78,500,000 as of June 30, 2000 and 1999, respectively (see
     Note 7). These shares of Series A Preferred Stock are utilized to fund a portion of the Company's annual profit sharing contribution to the Plan.

     In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 8) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note
     6). The number of outstanding shares increased to 38,284,836 as a result of the two-for-one stock splits effective May 15, 1992 and August 22, 1997. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 6). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

     At June 30, 2000 and 1999, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $1,122,282,872 and $2,345,075,330, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.



The balances in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock are summarized as follows for the years ended
June 30, 2000 and 1999.

                                                                                    June 30, 2000
                                                              ---------------------------------------------------------
                                                                  SERIES A              SERIES B               TOTAL
Short-term investments, plus accrued interest                 $       10,200        $   38,860,011        $   38,870,211
Series A Preferred Stock                                       3,201,710,372                               3,201,710,372
Series B Preferred Stock                                                             2,123,106,861         2,123,106,861
                                                              --------------        --------------        --------------
     Total investments                                         3,201,720,572         2,161,966,872         5,363,687,444

Dividends receivable                                               9,725,000             7,116,000            16,841,000
                                                              --------------        --------------        --------------
     Total assets                                              3,211,445,572         2,169,082,872         5,380,528,444
                                                              --------------        --------------        --------------

Interest payable on notes and debentures                         (11,026,064)          (46,800,000)          (57,826,064)
Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                                     (23,600,000)                                (23,600,000)
Notes payable (Series A Preferred Stock)                        (392,333,833)                               (392,333,833)
Debentures (Series B Preferred Stock)                                               (1,000,000,000)       (1,000,000,000)
                                                              --------------        --------------        --------------
     Total liabilities                                          (426,959,897)       (1,046,800,000)       (1,473,759,897)
                                                              --------------        --------------        --------------

ESOT Net assets                                               $2,784,485,675        $1,122,282,872        $3,906,768,547
                                                              ==============        ==============        ==============


                                                                                    June 30, 1999
                                                              ----------------------------------------------------------
                                                                  SERIES A              SERIES B               TOTAL
Short-term investments, plus accrued interest                 $   15,907,878        $   39,160,717        $   55,068,595
Series A Preferred Stock                                       5,207,039,475                               5,207,039,475
Series B Preferred Stock                                                             3,345,521,613         3,345,521,613
                                                              --------------        --------------        --------------
     Total investments                                         5,222,947,353         3,384,682,330         8,607,629,683

Dividends receivable                                               8,200,000             7,193,000            15,393,000
                                                              --------------        --------------        --------------
     Total assets                                              5,231,147,353         3,391,875,330         8,623,022,683
                                                              --------------        --------------        --------------

Interest payable on notes and debentures                         (12,714,850)          (46,800,000)          (59,514,850)
Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                                     (78,500,000)                                (78,500,000)
Notes payable (Series A Preferred Stock)                        (471,982,865)                               (471,982,865)
Debentures (Series B Preferred Stock)                                               (1,000,000,000)       (1,000,000,000)
                                                              --------------        --------------        --------------
     Total liabilities                                          (563,197,715)       (1,046,800,000)       (1,609,997,715)
                                                              --------------        --------------        --------------

ESOT Net assets                                               $4,667,949,638        $2,345,075,330        $7,013,024,968
                                                              ==============        ==============        ==============



The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock are summarized as follows for the years ended
June 30, 2000 and 1999.

                                                                          SERIES A              SERIES B               TOTAL

ESOT net assets June 30, 1998                                           4,912,163,225         2,442,580,308         7,354,743,533
Net depreciation in fair value of investments                            (113,134,456)          (68,581,854)         (181,716,310)
Interest on investments and dividends                                      68,549,588            78,501,286           147,050,874
Contributions by The Procter & Gamble Company                              52,557,500            14,675,000            67,232,500
Interest expense                                                          (47,070,115)          (93,600,000)         (140,670,115)
Distributions to participants - cash                                       (3,746,400)                                 (3,746,400)
Net transfers among trusts                                               (201,369,704)          (28,499,410)         (229,869,114)
                                                                       --------------        --------------        --------------

ESOT net assets June 30, 1999                                           4,667,949,638        $2,345,075,330        $7,013,024,968
Net depreciation in fair value of investments                          (1,788,156,238)       (1,186,099,683)       (2,974,255,921)
Interest on investments and dividends                                      74,514,780            77,802,294           152,317,074
Contributions by The Procter & Gamble Company                              93,984,942            15,420,000           109,404,942
Interest expense                                                          (41,216,533)          (93,600,000)         (134,816,533)
Distributions to participants - cash                                       (5,418,048)                 -               (5,418,048)
Net transfers among trusts                                               (217,172,866)          (36,315,069)         (253,487,935)
                                                                       --------------        --------------        --------------
ESOT net assets June 30, 2000                                          $2,784,485,675        $1,122,282,872        $3,906,768,547
                                                                       ==============        ==============        ==============

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see Note 9), his or her employee contributions (see Note 10) and Plan earnings. All such participant accounts are maintained in the RT. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

     Prior to July 1, 2000, a participant could choose to receive some or all of the quarterly dividends earned on the shares of Plan common stock within his or her account in cash. Additionally, the Plan paid quarterly dividends earned on the shares of Plan common stock held within a participant's account, as elected by each participant, directly to the participant (automatic dividends). The amount of automatic dividends paid to a participant is subject to IRS limitations. A portion of a participant's pre-tax compensation was deferred and contributed to his or her Plan account to offset the automatic dividends (automatic salary contribution). All automatic salary contributions to the Plan were invested in Company common stock, unless otherwise directed by the participant.

     Effective July 1, 2000, dividends earned on the shares of common stock within a participant's account will automatically be distributed to the participant as part of his or her compensation. At the same time the dividend is distributed, the Company will reduce the participant's compensation by the amount of the dividend. The Company will then allocate a discretionary contribution consisting of Series A Preferred Stock to the participant's account that is equal to the amount of the dividend. The discretionary contribution will be used to prepay debt on the Plan's note payable (Series A Preferred Stock), resulting in the release of Series A Preferred Stock equal to the aggregate dividend.

     Vested participants may allocate the portion of the annual Company contribution received in cash between the money market fund, short-term investments, JP Morgan bond fund, and common stock of the Company. In addition, certain participants retain investments in group deferred annuities; however, contributions and transfers to this fund are no longer permitted. Effective July 1, 2000, employee contributions and account balances of vested participants that have reached the age of fifty may be allocated to the investment options that were previously only available to Retirement Plus participants as well as to the investments options previously described. A description of the investment options is as follows:

          COMMON STOCK FUND - A fund investing in shares of Company common stock.

          DEFERRED ANNUITIES FUND - A fund investing in guaranteed investment contracts with various insurance companies.

          MONEY MARKET FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.

          JP MORGAN BOND FUND - The prospectus indicates that this fund invests in a broad diversity of publicly traded and privately placed bonds.

     In addition to the previously described changes effective July 1, 2000, the Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater that $3,500 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 50% (40% effective July 1, 2000) of his or her account balance invested in Company common stock. Also, all common and Series A Preferred Stock dividends are paid in cash to the participant. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan agreement. Each participant's account is credited with an allocation of Plan earnings. In addition to the investment options described previously for vested participants, this feature also offers the following investment options:

          JP MORGAN U.S. LARGE COMPANY STOCK FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

          JP MORGAN PRE-MIXED FUND A - The prospectus indicates that this fund invests in money market instruments (50%), bonds (30%), U.S. large company stocks (10%), international stocks (6%) and U.S. small company stocks (4%).

          JP MORGAN PRE-MIXED FUND B - The prospectus indicates that this fund invests in bonds (40%), U.S. large company stocks (25%), international stocks (15%), U.S. small company stocks (10%) and money market instruments (10%).

          JP MORGAN PRE-MIXED FUND C - The prospectus indicates that this fund invests in U.S. large company stocks (40%), international stocks (24%), U.S. small company stocks (16%), money market instruments (10%) and bonds (10%).

     Effective with the merger of Noxell into the Plan, the former Noxell participants may retain their balances in the Discretionary Contribution Fund and the American Express Trust Income Fund investment options. Effective July 1, 1998, all contributions to these funds were discontinued. Former Noxell participants may transfer balances from the Discretionary Contribution Fund into the American Express Trust Income Fund or any of the other investment options offered by the Plan, as described above. Former Noxell participants may also transfer balances from the American Express Trust Income Fund into any of the investment options offered by the Plan, as described above. Descriptions of the Discretionary Contribution Fund and the American Express Trust Income Fund are as follows:

          DISCRETIONARY CONTRIBUTION FUND - A fund investing in various equity and debt funds with Barclays Global Investors, including the Extended Market Fund, Equity Index Fund E, EAFE Index Fund and US Debt Index Fund, and Company common stock.

          AMERICAN EXPRESS TRUST INCOME FUND - The prospectus indicates that this fund invests in guaranteed investment contracts with varying maturities, sizes and yields.

     VESTING - A participant is fully vested in employee contributions and automatic salary contributions plus actual earnings thereon in his or her account regardless of years of service. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after five years of service.

     PAYMENT OF BENEFITS - Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 15 years or the participant's life expectancy. Effective July 1, 2000, active participants are permitted to receive annual in-service withdrawals up to 2% of their account balance.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, provided that the Company's $300 million guarantee described in footnote nine is satisfied, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire accounts and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

     LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 54 months (114 months if the loan is to purchase a primary residence).

     FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. The Company applies forfeited amounts against the annual contribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $57.25 and $89.25 per share as of June 30, 2000 and 1999, respectively. Fair value of Series A and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan agreement or $13.75 (Series A) and $26.12 (Series B) per share (see Notes 5 and 6). The Series A and Series B Preferred Stock, included in the Plan's statements of net assets, is recorded at $57.25 and $89.25 per share as of June 30, 2000 and 1999, respectively. Deferred annuities are recorded at contract value, which approximates fair value. Mutual funds (funds) are valued by the fund managers, J.P. Morgan Investment Management, Inc. and Barclays Global Investors, based upon the fair values of the funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company, provided however, that investment expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Any such expenses paid by the Plan are netted with investment income on the financial statements and approximated $1,072,000 and $685,000 in 2000 and 1999, respectively.

3.   INCOME TAX STATUS

     The Company has received a determination letter from the Internal Revenue Service dated October 8, 1998, stating that the Plan, as amended, is a qualified employer's trust under Sections 401(a), 401(h) and 409 of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

4.   PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

     The Company is a party-in-interest, as defined by ERISA. During the Plan years ended June 30, 2000 and 1999, borrowings outstanding under the term loan agreement (see Note 7) between the Company and the ESOT were $23,600,000 and $78,500,000, respectively. This transaction qualifies as a party-in-interest transaction; however, the plan administrator has not identified any prohibited party-in-interest investments or transactions during the years ended June 30, 2000 and 1999.

5.   SERIES A PREFERRED STOCK

     CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $13.75 per share of Series A Preferred Stock plus accrued dividends, or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their shares of Series A Preferred Stock to alternative investments which are held by the RT. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 2000 and 1999 was $57.25 and $89.25, respectively, per share. During 2000 and 1999, respectively, 2,417,107 and 2,292,480 shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

     ELIGIBILITY - All participants are eligible for allocation of Series A Preferred Stock.

     DIVIDEND RIGHTS - In 2000 and 1999, annual dividends of $1.28 and $1.14 per share were paid quarterly at $0.32 and $0.285 per share, respectively. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

     CALL PROVISIONS - The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

     VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

     RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

     ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see Note
     7). In 2000 and 1999, 6,009,754 and 3,550,295 shares of Series A Preferred Stock valued at $342,800,203 and $305,640,071, respectively, were released for allocation to participant accounts, of which $313,219,537 and $279,667,633, respectively, was used to fund a portion of the annual profit sharing contribution and $29,580,666 and $25,972,438 respectively, was used to fund annual dividends on allocated shares. At June 30, 2000 and 1999, respectively, 22,315,171 and 28,324,925 shares of Series A Preferred Stock were unallocated.

6.   SERIES B PREFERRED STOCK

     CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $26.12 per share of Series B Preferred Stock plus accrued dividends, or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 2000 and 1999 was $57.25 and $89.25, respectively, per share. During 2000 and 1999, respectively, 400,000 and 320,000 shares of Series B Preferred Stock were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

     ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

     DIVIDEND RIGHTS - Annual dividends of $2.06 per share are paid quarterly at $0.515 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

     CALL PROVISIONS - The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

     VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

     RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

     ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for straight line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 8). In each of 2000 and 1999, 1,086,592 shares of Series B Preferred Stock valued at $59,039,594 and $91,306,189, respectively, were released for allocation to participant accounts. At June 30, 2000 and 1999, respectively, 28,424,016 and 29,510,608 shares of Series B Preferred Stock were unallocated.

7.   NOTES PAYABLE (SERIES A PREFERRED STOCK)

     Notes payable consist of the following at June 30:
                                                                           PRINCIPAL
      INTEREST                                                  ----------------------------
       RATES         SERIES            MATURITY DATE                 2000              1999
      8.33%          Series K          September 3, 1999                          $ 39,012,089
      8.33%          Series K          March 3, 2000                                40,636,943
      8.33%          Series K          September 3, 2000         $42,329,471        42,329,471
      8.33%          Series K          March 3, 2001              44,092,494        44,092,494
      8.33%          Series K          September 3, 2001          45,928,946        45,928,946
      8.33%          Series K          March 3, 2002              47,841,887        47,841,887
      8.33%          Series K          September 3, 2002          49,834,501        49,834,501
      8.33%          Series K          March 3, 2003              51,910,108        51,910,108
      8.33%          Series K          September 3, 2003          54,072,164        54,072,164
      8.33%          Series K          March 3, 2004              56,324,262        56,324,262
                                                                ------------      ------------

           Total                                                $392,333,833      $471,982,865
                                                                ============      ============

     These notes are guaranteed by the Company. Repayment of principal and interest is funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

     On March 3, 1999, the ESOT entered into a term loan agreement ("loan") with the Company under which it could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 during 2000 that was applied against the unpaid loan balance. The Plan, which borrowed $33,600,000 during 2000, may borrow a total principal amount up to $277,000,000. Principal borrowings allowed for the years ended June 30, 2001 through 2004 are as follows: 2001
     - $44,000,000; 2002 - $57,000,000; 2003 - $69,600,000; 2004 - $82,800,000.
     Mandatory semiannual repayments of principal and interest commence on September 3, 2004 and will be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2000 and 1999 were $23,600,000 and $78,500,000, respectively.

     The fair value of the total outstanding notes payable is estimated based on current rates for debt of the same remaining maturities and approximated $336,537,000 and $582,000,000, respectively, at June 30, 2000 and 1999.

8.   DEBENTURES (SERIES B PREFERRED STOCK)

     The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximated $1,173,000,000 and $1,205,500,000, respectively, at June 30, 2000 and 1999.

9.   COMPANY CONTRIBUTION

     Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 7 and 8). Beginning in 1997 and subsequently modified in 1999, the Company's cash contribution is guaranteed up to $300 million above and beyond the benefit funded by the shares released by the ESOT as specified in the Plan document.

     Beginning July 1, 1997, the Company granted one share of Company common stock to all new employees who become participants in the Plan. The additional share was credited to each participant's account. The amount contributed to these shares is reported as contributions from the Company in the Plan's financial statements. Effective July 1, 2000 new Plan participants will not receive one share of Company common stock.

     Company contributions to the Plan for the years ended June 30 are as follows:
                                                    2000                1999
       Contribution for debt service             $109,404,942       $67,232,500
       Contribution for Annual Fund Credit            998,359        18,214,222
       Contribution for one-share program             280,232           397,828
                                                 ------------       -----------

       Total                                     $110,683,533       $85,844,550
                                                 ============       ===========

10.  EMPLOYEE CONTRIBUTIONS

     In addition to the participant automatic salary contribution (see Note 1), a participant may also elect to contribute up to 25% of pre-tax compensation, as defined by the Plan. Contributions are subject to IRS limitations.

11.  INVESTMENTS

     The Plan's investments (at fair value) consist of the following at June 30. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                                         2000                  1999
       Common stock (A):
        The Procter & Gamble Company                                $ 5,050,059,770       $ 8,742,512,310
       Preferred stocks:
        The Procter & Gamble Company ESOP
         Convertible Class A:
         Series A                                                     3,201,710,372         5,207,039,475
         Series B                                                     2,123,106,861         3,345,521,613
       Other investments                                                528,573,479           679,934,103
                                                                    ---------------       ---------------
       Total                                                        $10,903,450,482       $17,975,007,501
                                                                    ===============       ===============

       (A) Represents nonparticipant-directed investments under the guidance of SOP 99-3.

     For the years ended June 30, 2000 and 1999, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated as follows:

                                                                   2000                1999
       Net appreciation (depreciation) in fair value of:
        Procter & Gamble common stock                        $(2,760,326,016)     $(200,528,243)
        Procter & Gamble Series A preferred stock             (1,788,156,238)      (113,134,456)
        Procter & Gamble Series B preferred stock             (1,186,099,683)       (68,581,854)
        Mutual funds                                               2,627,775         15,061,975
                                                             ---------------      -------------
       Total                                                 $(5,731,954,162)     $(367,182,578)
                                                             ===============      =============


12.  NONPARTICIPANT-DIRECTED INVESTMENTS

     The Procter & Gamble Common Stock Fund is considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 50% of their account balances in Company common stock.

     The net assets of The Procter & Gamble Common Stock Fund as of June 30 are as follows:

                                                                   2000                1999
       Net assets - Common Stock Fund                        $ 5,050,059,770      $ 8,742,512,310
                                                             ===============      ===============

     The significant components of the changes in net assets of the Common Stock Fund consist of the following for the years ended June 30, 2000 and 1999:

                                                                   2000                1999
       Net depreciation in fair value                        $(2,760,326,016)     $  (200,528,243)
       Dividends                                                 118,491,515          121,164,119
       Contributions                                             107,026,334          134,786,312
       Distributions to participants                          (1,050,947,977)      (1,186,479,305)
       Net interfund transfers                                  (360,184,331)        (532,855,429)
       Transfers from ESOT                                       253,487,935          229,869,114
       Transfers from affiliated plans                                  -              74,028,174
                                                             ---------------      ---------------
          Total changes in net assets                         (3,692,452,540)      (1,360,015,258)

       Net assets, beginning of year                           8,742,512,310       10,102,527,568
                                                             ---------------      ---------------

       Net assets, end of year                               $ 5,050,059,770      $ 8,742,512,310
                                                             ===============      ===============

                                   * * * * * *

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
SCHEDULE H, PART IV LINE 4i OF FORM 5500
JUNE 30, 2000
-----------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUE                      DESCRIPTION OF INVESTMENT                             FAIR VALUE
SHORT-TERM INVESTMENTS:
 Citibank                              Cash                                                  $       15,465
 State Street Bank                     Diversified Trust Fund                                     2,349,781
 Electricite de France                 Promissory Note, 5.93%, due July 3, 2000                  19,584,746
 Windmill Funding Corporation          Promissory Note, 6.17%, due July 3, 2000                  19,270,000
                                                                                             --------------
TOTAL SHORT-TERM INVESTMENTS                                                                 $   41,219,992
                                                                                             ==============
THE PROCTER & GAMBLE CO.               COMMON STOCK, NO PAR VALUE, 88,210,651 SHARES         $5,050,059,770
                                        (cost basis, $2,023,520,638)                         ==============

THE PROCTER & GAMBLE CO.               SERIES A ESOP CONVERTIBLE CLASS A
                                        PREFERRED STOCK, NO PAR VALUE, 55,925,072 SHARES     $3,201,710,372
                                                                                             ==============

THE PROCTER & GAMBLE CO.               SERIES B ESOP CONVERTIBLE CLASS A
                                        PREFERRED STOCK, NO PAR VALUE, 37,084,836 SHARES     $2,123,106,861
                                                                                             ==============

VARIOUS INSURANCE COMPANIES            Deferred Annuities                                    $      143,058
                                                                                             ==============

JP MORGAN                              Money Market Fund                                     $  212,425,641
                                                                                             ==============
MUTUAL FUNDS:
 JP Morgan                             Bond Fund                                             $   46,830,152
 JP Morgan                             Pre-Mix A Fund                                             4,704,136
 JP Morgan                             Pre-Mix B Fund                                            27,680,166
 JP Morgan                             Pre-Mix C Fund                                            24,521,389
 JP Morgan                             U.S. Large Company Stock Fund                             15,243,545
 Merrill Lynch                         Government Series Bond Fund                                  267,806
 American Express                      Trust Income Fund                                          2,753,961
 Discretionary Contribution Fund:
  The Procter & Gamble Company Co.
   common stock                        526,680 shares                                            30,152,430
  Barclays Global Investors            Equity Index Fund E                                       29,498,352
  Barclays Global Investors            Extended Market Fund                                      11,583,126
  Barclays Global Investors            U.S. Debt Index Fund                                      15,276,655
  Barclays Global Investors            EAFE Index Fund                                           10,585,941
                                                                                             --------------

TOTAL MUTUAL FUNDS                                                                           $  219,097,659
                                                                                             ==============
LOANS TO PARTICIPANTS                  Various participants, interest rates ranging
                                        from 6.5% to 11%, maturities ranging from
                                        July 2000 through December 2009                      $   55,687,129
                                                                                             ==============



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN


REPORTABLE TRANSACTIONS
SCHEDULE H, PART IV LINE 4j OF FORM 550
FOR THE YEAR ENDED JUNE 30, 2000
--------------------------------------------------------------------------------------------------------
DESCRIPTION OF ASSET                      PURCHASES (A)                SALES               COST OF SALES
SINGLE TRANSACTIONS:
  None

SERIES TRANSACTIONS (B):
  Procter & Gamble Company
   Common Stock                        $345,543,182    (346)     $609,246,610    (949)     $192,067,269



NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price.
(B) The numbers in parentheses represent the number of transactions.



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership Plan


                                        /s/THOMAS J. MESS
Date:  December 14, 2000                ---------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Procter &
                                        Gamble Profit Sharing Trust and Employee
                                        Stock Ownership Plan



                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche